Exhibit 12.1

FIRST INDUSTRIAL, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2003 (b)	2002 (b)	2001 (b)
Income from Continuing Operations	$42,212	$74,745	$106,047
Plus: Interest Expense and Amortization of Deferred Financing Costs	96,959	89,297	80,583

Earnings Before Fixed Charges	$139,171	$164,042	$186,630

Fixed Charges	$97,720	$97,089	$90,533

Ratio of Earnings to Fixed Charges (a)	1.42x	1.69x	2.06x

(a)	For purposes of computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.

(b)	During the three months ended March 31, 2004, the Operating Partnership sold 18 industrial properties that met the criteria established by the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets’ (“FAS 144”) to be included in discontinued operations. At March 31, 2004, the Operating Partnership also owned two industrial properties classified as held for sale that met the criteria established by FAS 144 to be included in discontinued operations. In accordance with FAS 144, the results of operations of the 18 industrial properties sold during the three months ended March 31, 2004 and the two industrial properties held for sale at March 31, 2004 are included in discontinued operations. Income from continuing operations for the years ended December 31, 2001 through 2003 reported in the table above has been restated to reflect the reclassification of the net income attributable to these properties from continuing operations to discontinued operations. As a result, income from continuing operations and ratio of earnings to fixed charges reported in the table above will not agree to the income from continuing operations and ratio of earnings to fixed charges reported in Operating Partnership’s 2003 Form 10-K.